Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization	Parent Entity
Origin Bank	Louisiana	Origin Bancorp, Inc.
Forth Insurance, LLC (1)	Louisiana	Origin Bancorp, Inc.
CTB Statutory Trust 1	Connecticut	Origin Bancorp, Inc.
First Louisiana Statutory Trust I	Delaware	Origin Bancorp, Inc.
BT Holdings Trust I	Delaware	Origin Bancorp, Inc.
CTB Properties, LLC	Louisiana	Origin Bank
CTB/MNG Condominium Association, Inc.	Louisiana	Origin Bank
CTB/HLP Condominium Association, Inc	Louisiana	Origin Bank
Origin Securities, LLC	Delaware	Origin Bank
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(1)Forth Insurance, LLC also conducts business as Simoneaux & Wallace Agency, and Pulley-White Insurance Agency, Inc.